ATTENTION ASX COMPANY ANNOUNCEMENTS PLATFORM
                          LODGEMENT OF OPEN BRIEFING(R)


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     PROGEN                                                     open briefing
INDUSTRIES LIMITED                                          corporatefile.com.au


Progen Industries Limited
2806 Ipswich Road
Darra, Queensland 4076
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DATE OF LODGEMENT:     15-Aug-2005

     TITLE:  Open  Briefing(R).  Progen.  New  Phase  II Prostate Cancer Trial &
     Update

     RECORD OF INTERVIEW:

     CORPORATEFILE.COM.AU
     Progen Industries Limited recently announced the launch of an expanded Phase II prostate cancer trial to assess the efficacy and safety of its lead product PI-88 in combination with chemotherapy agent Taxotere(R)
     (docetaxel).  Could  you  outline  the  key  objectives  of  this  trial?

     MD  LEWIS  LEE
     The key objective of this trial is to look at the efficacy and safety of combining PI-88 with Taxotere(R) (docetaxel) in advanced prostate cancer patients. Most patients who suffer from advanced prostate cancer are initially given hormone therapy (either chemical or surgical). Patients in the PI-88 trial will be androgen-independent or hormone refractory patients, meaning they have received hormone therapy, but their prostate cancer will have continued to worsen.

     The trial was initially launched at the Royal North Shore Hospital, with Dr. Gavin Marx as the lead investigator. Several trial sites around Australia will be added over the coming months.

     Initially, there will be a lead-in phase where the safety and tolerability of combining two different dosing schedules of PI-88 with a standard Taxotere(R) dosing schedule will be assessed. Once the PI-88 dose has been established, patients will be randomised to receive one of two different schedules of PI-88 and Taxotere(R). We expect to recruit up to 82 patients.


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     CORPORATEFILE.COM.AU
     This Phase II prostate cancer trial is being conducted under a collaboration with Sanofi-Aventis. What will Sanofi-Aventis and Progen each bring to the trial and how will it be funded?

     MD  LEWIS  LEE
     This three-way collaboration with clinical investigators, Sanofi-Aventis and Progen is an innovative way by which all parties are achieving a meaningful outcome, with the ultimate goal to help patients. Specifically, Sanofi-Aventis will provide two thirds of the trial funding and supply their drug Taxotere(R) for the trial. Progen will provide the remaining funding, supply PI-88, monitor the trial and provide safety reporting to the FDA under IND guidelines.

     This trial was instigated by investigators involved in our ongoing lung cancer trial (also using PI-88 in combination with Taxotere(R)), which is currently enrolling patients. The investigators organised the three-way collaboration and it will be a cost-effective way for Progen to expand PI-88 into another cancer indication.

     CORPORATEFILE.COM.AU
     This is the second randomised PI-88 Phase II trial that Progen has commenced over the last few months, the other being PI-88 in combination with an established chemotherapy agent DTIC (dacarbazine) for the treatment of metastatic melanoma. Does this mean that Progen is broadening its approach to obtaining data on how PI-88 works in humans?

     MD  LEWIS  LEE
     We are keen to collect as much data in as many cancer types as possible to aid validation of patient benefit derived from PI-88. The more data we can collect, the more value we can potentially add to PI-88 as we continue our partnering drive. Having said that, we're still a relatively small company by global standards and we need to balance the benefit of more data in line with capacity and capabilities.

     The recently initiated Phase II melanoma combination trial is essentially an extension of the melanoma monotherapy trial. The combination trial is aimed at assessing improved efficacy of the combination treatment compared with giving chemotherapy alone. FDA Orphan Drug status has already been obtained in this indication, so it makes sense to continue trials in melanoma to provide an efficient route to market for the drug.

     Our recently announced prostate cancer trial was instigated by a respected oncologist who is keen to trial PI-88 in combination with Taxotere(R) and the fact that a clinical expert in the field approached us to trial PI-88 certainly helps maintain our optimism for PI-88's potential.

     CORPORATEFILE.COM.AU
     How important is your Phase II prostate cancer trial in the context of the four other cancer types that PI-88 has been or is being trialled in, that is: multiple myeloma, lung cancer, liver cancer and melanoma?


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     MD  LEWIS  LEE
     This new prostate cancer trial is important because it expands the current Phase II programme into a new indication or disease area. After lung cancer, prostate cancer is the second most common cause of cancer death in men in the US and Australia. It's a very large cancer indication with a significant unmet medical need and afflicts a significant percentage of the aging male population in the developed world. It can therefore increase the market potential for PI-88.

     While this trial represents the sixth trial in our PI-88 Phase II clinical trial programme, the aim is to broaden the scope of investigation and to demonstrate that PI-88 has the possibility to address a range of cancer types.

     So far, Phase II trials in multiple myeloma and metastatic melanoma have been completed in August 2003 and May 2005, respectively. The results of the melanoma trial were announced at the American Society of Clinical Oncology conference this year and a scientific publication for the multiple myeloma trial is currently being prepared. The Phase II trials in lung cancer (involving PI-88 in combination with Taxotere(R)) and liver cancer are ongoing.

     CORPORATEFILE.COM.AU
     Taxotere(R) was recently approved by FDA for prostate cancer. What implication does that have on your trial going forward?

     MD  LEWIS  LEE
     That approval means that patients with androgen-independent metastatic prostate cancer now have an additional chemotherapy treatment option, whereas their options were limited in the past. Taking this one step further, Taxotere(R) could become the standard of care for this patient group, although it has yet to be approved for reimbursement in Australia.

     On the one hand, PI-88 has anti-angiogenic and anti-metastatic properties, which means that it inhibits the growth of blood vessels in tumours and the spread of the tumour to other parts of the body. On the other hand, Taxotere(R) is a chemotherapy (cytotoxic) agent that kills cancer cells. We hope to demonstrate that combining the two will result in a synergistic benefit to the patient.

     CORPORATEFILE.COM.AU
     Turning to your ongoing Phase II melanoma trial, what do you aim to achieve with this trial and how is it being funded?

     MD  LEWIS  LEE
     The combination trial you are referring to was launched on the basis of encouraging data from our previous melanoma trial which involved the use of PI-88 as a single agent therapy for patients who have relapsed on prior treatment. This new trial will assess PI-88 in combination with chemotherapy (dacarbazine) on a larger patient population who have previously not had any prior chemotherapy treatment for their disease.


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     The  new  trial  is  jointly  funded  by  Progen and our strategic alliance partner, Medigen Biotechnology Corporation. Our commitment is fully funded from our existing cash reserves.

     CORPORATEFILE.COM.AU
     You presented the result of the previous melanoma trial at the American Society of Clinical Oncology conference in May. What specifically were the key results of that earlier trial that enabled you to advance into this new melanoma trial?

     MD  LEWIS  LEE
     Data from the earlier trial showed an indicative overall survival of 9 months. Historical data by comparison showed around 6 or 7 months' survival time for metastatic melanoma patients. Whilst the potential benefit might seem small, several weeks to months are the 'ball park' differences approved products are presently providing in cancer treatment. It does not sound like much, but new drugs hold the promise to improve these figures.

     Furthermore, this data is consistent with the fact that PI-88 is a cytostatic agent rather than cytotoxic agent - meaning that it slows down the growth and spread of cancer rather than actually kill the cancer cells. Dacarbazine, on the other hand, is a cytotoxic chemotherapy agent that kills cancer cells, so one can appreciate the rationale for combining it with PI-88. A key point is that while the very advanced patients in this trial may not have experienced a significant reduction in tumour size, they have the potential to live longer.

     To put the melanoma Phase II result into perspective, overall survival is a primary requirement that is often required before approval is granted for a cancer drug. Proof of an overall survival benefit to patients for a drug often requires the design and execution of a larger Phase III trial after Phase II trials are completed. Many drugs are approved only when they show a statistical advantage (proof) over current treatment by a couple of months or more. The PI-88 Phase II melanoma result therefore is an indicator that PI-88 provides a potential benefit and is a step in the right direction.

     I'd like to cite some instances when drugs were approved after they showed a statistical advantage over standard treatment by at least a couple of months:

     Tarceva(R) was approved in second-line lung cancer treatment for extending patient survival time by two months (6.7 months versus 4.7 months against placebo).

     Camptosar(R) was approved in bowel cancer for extending patient survival time by 2.5 months (14.8 months versus 12.3 months with the standard treatment).

     Avastin(R) was approved in bowel cancer for increasing patient survival time by 4.7 months, when given in combination with chemotherapy (20.3 months verus 15.6 months against chemotherapy alone).

     CORPORATEFILE.COM.AU
     You recently announced you were awarded a $3.39 million AusIndustry Commercial Ready grant. What specific area will you be allocating these funds to?

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     MD  LEWIS  LEE
     This grant will support our ongoing drug discovery programme over the next three years as we continue to build our drug pipeline. The grant follows on from our 3-year AusIndustry Start grant that concluded in June 2005, in which we achieved all scientific milestones.

     CORPORATEFILE.COM.AU
     Capital raisings in the past twelve months from the exercise of options and a private placement have bolstered your cash reserves to $24 million as you reported in June 2005. How will you employ your cash resources?

     MD  LEWIS  LEE
     The additional cash raised is critical to our ongoing development programme of PI-88 and our other activities. It allows us to focus more energy and resources on developing a solid package, including the clinical trials and the manufacturing validation that will be necessary to advance the clinical programme. We also plan to expand our PI-166 programme into new clinical centres to accelerate patient recruitment.

     The drug design team are building our drug development pipeline for the future. The next step will be to move into a lead optimisation programme with the aim of bringing another product into our clinical trials in the future.

     We will also continue to screen in-licensing opportunities of one or more pre-clinical drug candidates that will supplement our drug development initiatives. This will help ensure we build a solid long-term sustainable pipeline with a variety of cancer-focused technologies.

     CORPORATEFILE.COM.AU
     What impact will both new Phase II trials on melanoma and prostate cancer have on your monthly cash burn and R&D-to-expense ratio?

     MD  LEWIS  LEE
     The recent capital injection has put Progen in a strong cash position. We do expect an increase in our cash burn to support additional trials, PI-88 manufacturing validation work and ongoing research activities. This is a reasonable expectation for an advancing clinical programme and a company with growth prospects.

     CORPORATEFILE.COM.AU
     In your Open Briefing on 19 April 2005, you talked about your search for a licensing partner for PI-88 and you recently announced the appointment of Burrill & Company LLC (Burrill) to expedite a partnering transaction for PI-88. How will Burrill's appointment accelerate or enhance your partnering initiatives?

     MD  LEWIS  LEE
     The appointment of Burrill is timely given that the recent validation of anti-angiogenic therapy with Avastin(R) has dramatically expanded the market. Furthermore, transacting partnering deals of this nature is Burrill's business, having completed over 20 strategic partnerships valued at over $US1 billion. We appointed Burrill to represent us in the US, particularly given their global network


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     of  high level contacts and a reputation in the industry that will allow us to  negotiate  competitive  terms  for  our product with the right partner.

     By working with Burrill and continuing our partnering efforts from the last two years, we expect to increase PI-88's competitiveness and visibility with the companies we are already talking to and potentially attract new companies as well. As we're based in Australia, we are somewhat disadvantaged by the distance between Australia and global markets such as the US. Burrill will provide a much needed 'bridge' to potential partners in the US.

     CORPORATEFILE.COM.AU
     Do you believe this appointment will affect the timing or value of a proposed partnership?

     MD  LEWIS  LEE
     While we're well aware that the market is expecting a partnering transaction to be concluded in the near term, we are making efforts to ensure a partnership is done on the right terms with the right company. As I mentioned in our last Open Briefing in April, we have held discussions with 60 companies and over 20 confidential in-depth reviews on-site. Although term sheet discussions and due diligence was reached, we continue to seek the value that we and others believe to be inherent in PI-88's potential. As more positive data from our Phase II programme is accumulated, our product should increase in value.

     Burrill's experience and expertise should increase competitive tension and will enhance our efforts to ensure that we secure an appropriately valued transaction. We recognize how important it is that we find a partner that will expand our clinical capabilities and enhance PI-88's speed to market, but we also want to make sure we get the right partner.

     CORPORATEFILE.COM.AU
     Thank  you  Lewis.

================================================================================

     To read previous Progen Industries Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au.
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     For  more  information  about  Progen  Industries  Limited,  view
     www.progen.com.au  or  call  Sarah  Meibusch  on  +61  7  3273  9100.
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